SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112, 333-111113, 333-134355 AND 333-144589), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Systems Achieves Record Second Quarter 2007 Results, dated August 1, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: August 1, 2007

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EXHIBIT INDEX

99.1 Press Release: NICE Systems Achieves Record Second Quarter 2007 Results, dated August 1, 2007.

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NICE Systems Achieves Record Second Quarter 2007 Results

Non-GAAP highlights for second quarter 2007 include:

●        Record results - revenue $127 million and EPS $0.36

●        30% year-over-year increase in revenue; 46% increase in operating income

●        Continued growth momentum in the enterprise sector

●        Strong bookings in the security sector, including large-scale multi-million dollar projects

●        Raising 2007 annual guidance; revenues $511-$520 million, EPS $1.36-$1.44

Ra`anana, Israel, August 01, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced results for the second quarter of 2007.

Second quarter 2007 non-GAAP revenue reached a record $127.1 million, representing a 30% increase from $97.7 million in the second quarter of 2006.

Non-GAAP gross margin in the second quarter 2007 was 63.0%, or $80.1 million, up from 59.8%, or $58.4 million respectively, in the second quarter of 2006.

Non-GAAP operating margin in the second quarter 2007 was 16.8%, up from 14.9% in the second quarter 2006. Operating income in the second quarter 2007 increased by 46% to $21.4 million from $14.6 million in the second quarter of 2006.

Second quarter 2007 non-GAAP net income reached a record $19.7 million, representing a 35% increase from $14.6 million in the second quarter of 2006. Non-GAAP earnings per fully diluted share for the quarter were a record $0.36, up from $0.28 in the second quarter of 2006.

Second quarter 2007 operating cash flow was $17.4 million.  Total cash and equivalents as of June 30, 2007 reached $356.4 million, compared with $335.2 million as of March 31, 2007.

Non-GAAP results for the second quarter 2007 exclude the fair value adjustment on acquired deferred revenues of $0.6 million net of taxes, the amortization of acquired intangible assets of $3.3 million, net of taxes and stock based compensation expenses of $4.7 million, net of taxes.

On a GAAP basis: Second quarter 2007 revenue was $126.2 million, up from $97.7 million in the second quarter of 2006. Second quarter 2007 gross margin was 60.3%, compared with 58.2% in the second quarter of 2006; operating profit was $11.2 million, compared with operating profit of $9.8 million, in the second quarter of 2006; and second quarter 2007 net income was $11.2 million, or $0.21 per fully diluted share, compared with net income of $10.8 million, or $0.21 per share, on a fully diluted basis, for the second quarter of 2006.

Commenting on the results, Haim Shani, Chief Executive Officer of NICE said, "NICE continued to generate record results in the second quarter, reflecting the ongoing and strong demand for our Insight from Interactions solutions, both in the enterprise and security sectors, demonstrating the successful execution of our growth strategy."

Mr. Shani continued, "Last month we announced a major milestone in our growth strategy with the acquisition of Actimize. We are pioneering convergence of transaction and interaction analytics and spearheading a paradigm shift in how organizations mitigate risk and drive performance across the enterprise. Looking ahead, we intend to continue complementing NICE`s organic growth with acquisitions, to further extend our global reach, expand our technology and solutions, broaden our customer base, and increase our distribution channels in the markets in which we operate."

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Guidance for third quarter and year 2007:

Third quarter 2007 non-GAAP revenue is expected to be in the range of $127 - $131 million, and non-GAAP EPS is expected to be in the range of $0.36 - $0.40 per fully diluted share.

The Company is raising previously announced full year guidance for 2007, with non-GAAP revenues in the range of $511 -$520 million, up from $497 - $514 million. The company is also raising annual non-GAAP EPS to the range of $1.36 - $1.44, up from $1.31 - $1.42 per fully diluted share. Guidance for year 2007 assumes consolidation of Actimize`s financial results in the fourth quarter of 2007.

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel).  Participants may access the conference call by dialing US toll-free +1-888-281-1167 or +1-800-994-4498; international: +972-3-918-0610; Israel: 03-918-0610.  The call will also be broadcast live on the internet via NICE's website at www.nice.com .  A telephone replay will be available for up to 72 hours, starting from three hours after the call, by dialing one of the following numbers: US Toll-free: + 1-888-326-9310; international: + 972-3-925-5930; Israel: 03-925-5930.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, in−process research and development write−off, stock based compensation expenses, as well as certain business combination accounting entries.  The purpose of such adjustments is to give an indication of our performance exclusive of non−cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigns to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non−GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non−GAAP financial measures may differ materially from the non−GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Reconciliation between the results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis).

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media NICE Systems   +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems

Daphna Golden ir@nice.com +1 877 245 7449

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Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$61,544	$76,299	$118,818	$149,501
Services	36,158	49,892	66,799	92,632
Total revenue	97,702	126,191	185,617	242,133

Cost of revenue
Product	19,068	21,757	38,867	42,018
Services	21,759	28,384	42,160	55,452
Total cost of revenue	40,827	50,141	81,027	97,470

Gross Profit	56,875	76,050	104,590	144,663

Operating Expenses:
Research and development, net	11,151	13,718	20,420	26,699
Selling and marketing	21,127	27,918	41,426	55,338
General and administrative	14,151	21,345	26,149	40,543
Amortization of acquired intangible assets	628	1,840	1,226	3,692
In-process research and development	-	-	212	-
Total operating expenses	47,057	64,821	89,433	126,272

Operating income	9,818	11,229	15,157	18,391

Financial income, net	4,064	3,435	7,931	6,686
Other income, net	78	57	77	56

Income before taxes on income	13,960	14,721	23,165	25,133
Income tax expense	3,170	3,550	5,305	5,236

Net income	$10,790	$11,171	$17,860	$19,897

Basic income per share	$ 0.22	$0.22	$0.36	$0.39

Diluted income per share	$0.21	$0.21	$0.35	$0.37

Weighted average number of shares
outstanding used to compute:

Basic income per share	49,300	51,938	48,985	51,668
Diluted income per share	51,708	53,922	51,549	53,802

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NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$10,790	$11,171	$17,860	$19,897

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	-	368	-	541
Service Revenue	-	563	-	1,460

Amortization of acquired intangible assets
included in cost of product	1,194	2,419	2,161	4,956
included in operating expense	628	1,840	1,226	3,692

Compensation expense for stock options
included in cost of product	74	153	130	320
included in cost of services	266	572	468	1,186
included in research & development	339	638	585	1,232
included in sales & marketing	788	1,310	1,345	2,741
included in general & administrative	1,488	2,285	2,586	4,464

Write-off of acquired in-process research & development	-	-	212	-

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation and acquired
deferred revenue	(1,004)	(1,570)	(1,215)	(4,111)

Non-GAAP net income	$14,563	$19,749	$25,358	$36,378

Non-GAAP basic income per share	$0.30	$0.38	$0.52	$0.70

Non-GAAP diluted income per share	$0.28	$0.36	$0.49	$0.67

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic income per share	49,300	51,938	48,985	51,668
Non-GAAP diluted income per share (a)	51,708	54,398	51,549	54,189

(a) For Non-GAAP income per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	June 30,
	2006	2007
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$67,365	$76,971
Short-term investments	92,989	100,117
Trade receivables	81,312	87,922
Other receivables and prepaid expenses	11,399	16,569
Inventories	18,619	13,580
Deferred tax assets	14,478	12,963

Total current assets	286,162	308,122

LONG-TERM ASSETS:
Marketable securities	135,810	179,268
Other long-term assets	12,030	12,960
Deferred Tax Assets	2,917	4,276
Property and equipment, net	15,813	15,750
Other intangible assets, net	111,182	102,450
Goodwill	220,430	221,590

Total long-term assets	498,182	536,294

TOTAL ASSETS	$784,344	$844,416

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,845	$19,907
Accrued expenses and other liabilities	146,990	164,753

Total current liabilities	169,835	184,660

LONG-TERM LIABILITIES:
Deferred tax liabilities	33,130	30,497
Other long-term liabilities	11,805	13,571

Total long-term liabilities	44,935	44,068

SHAREHOLDERS' EQUITY	569,574	615,688

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$784,344	$844,416

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$10,790	$11,171	$17,860	$19,897
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,149	6,675	8,173	13,525
Accrued severance pay, net	667	785	649	840
Amortization of discount (premium) and accrued interest
on marketable securities	178	(117)	151	(146)
Stock based compensation	2,954	4,958	5,114	9,943
Excess tax benefit from share-based payment arrangements	(2,144)	(1,923)	(2,536)	(3,486)
In-process research and development	-	-	212	-
Increase in trade receivables	(4,186)	(9,459)	(1,082)	(6,440)
Increase in other receivables and prepaid expenses	(125)	(3,987)	(292)	(5,629)
Decrease in inventories	1,934	2,813	4,395	5,389
Increase (decrease) in trade payables	117	5,771	(1,628)	(2,970)
Increase (decrease) in accrued expenses and other liabilities	(4,343)	400	3,045	22,510
Deferred taxes, net	322	(179)	(281)	(2,571)
Other	(67)	(30)	(64)	(34)

Net cash provided by operating activities from continuing operations	10,246	16,878	33,716	50,828
Net cash provided by operating activities from discontinued operation	-	476	-	476

Net cash provided by operating activities	10,246	17,354	33,716	51,304

Cash flows from investing activities:

Purchase of property and equipment	(1,879)	(1,915)	(3,671)	(4,147)
Proceeds from sale of property and equipment	22	20	22	53
Investment in short-term bank deposits	(14)	(33)	(34)	(77)
Proceeds from short-term bank deposits	22	34	54	55
Proceeds from maturity of marketable securities	89,506	32,100	95,086	104,450
Investment in marketable securities	(80,300)	(59,495)	(128,375)	(160,731)
Proceeds of call of long-term held-to-maturity marketable securities	-	3,864	-	5,864
Capitalization of software development costs	(407)	(242)	(526)	(455)
Final settlement related to the purchase of Dictaphone CRS division	2,000	-	2,000	-
Payment for the acquisition of Fast Video Security AG	(139)	-	(21,313)	-
Payment of earn-out related to the acquisition of Hannamax Hi-Tech Pty. Ltd.	(500)	(500)	(500)	(500)
Payment for the acquisition of certain assets and liabilities of Performix	(14,170)	-	(14,170)	-
Payment for the acquisition of IEX Corporation	-		-	(1,500)
Deferred acquisition costs	(223)	-	(223)	-
Decrease in accrued acquisition costs	(6)	(40)	(16)	(88)
Other investment activity, net	69	-	69	-

Net cash used by investing activities	(6,019)	(26,207)	(71,597)	(57,076)
NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	4,028	4,328	12,711	11,741
Excess tax benefit from share-based payment arrangements	2,144	1,923	2,536	3,486
Decrease in accrued expenses associated with the 2005 offering	(169)	-	(273)	-
Decrease in short-term bank credit assumed in the acquisition of Fast	-	-	(785)	-

Net cash provided by financing activities	6,003	6,251	14,189	15,227

Effect of exchange rate changes on cash	184	161	145	151

Increase (decrease) in cash and cash equivalents	10,414	(2,441)	(23,547)	9,606
Cash and cash equivalents at beginning of period	220,995	79,412	254,956	67,365

Cash and cash equivalents at end of period	$231,409	$76,971	$231,409	$ 76,971

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